Hogan Lovells US LLP 1601 Wewatta Street, Suite 900 Denver, CO 80202 T +1 303 899 7300 F +1 303 899 7333 www.hoganlovells.com David R. Crandall Direct: +1 303 454 2449 david.crandall@hoganlovells.com

September 28, 2017

Via EDGAR

United States Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E. Washington, DC 20549
Attn:	Larry Spirgel Courtney Lindsay

Re:	Royalty Flow Inc. Offering Statement on Form 1-A Submitted June 26, 2017 CIK No. 0001709847

Ladies and Gentlemen:

On behalf of Royalty Flow Inc. (“Royalty Flow” or the “Company”), we hereby submit this letter supplementing our letter dated August 16, 2017, which responded to the comments received from the staff of the Division of Corporation Finance (the ”Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated July 19, 2017, with respect to Royalty Flow’s Draft Offering Statement on Form 1-A.

On September 25, 2017, the Company filed publicly via EDGAR an Offering Statement on Form 1-A (the “Offering Statement”). As disclosed in the Offering Statement, Royalty Flow now intends to list its Class A common stock on the Nasdaq Capital Market upon the closing of the offering. This letter is being filed to supplement our prior response to comment 5 of the Staff’s July 19, 2017 letter. Capitalized terms used but not defined in this response letter have the meanings set forth in the Offering Statement.

United States Securities and Exchange Commission

September 28, 2017

Risk Factors, page 6

We have not conducted an evaluation of the effectiveness of our internal control over financial reporting. If we are unable to implement and maintain effective internal control over financial reporting investors may lose confidence in the accuracy and completeness of our financial reports and the market price of our common stock may be negatively affected, page 14

5.	Pursuant to Section 3(b) of the Securities Act, the Commission has exempted offerings made in compliance with Regulation A and Form 1-A from registration. Accordingly, it is unclear why you refer in your offering statement to registration, public company reporting requirements and certain Sarbanes-Oxley requirements. Please revise your disclosure throughout the offering statement as appropriate, including whether you intend to register your common stock under Section 12(g) of the Securities Exchange Act of 1934.

RESPONSE:

As noted above, Royalty Flow now intends to list its Class A common stock on the Nasdaq Capital Market upon the closing of the offering. Royalty Flow has accordingly revised the Offering Statement to note that it intends to register its common stock under the Exchange Act and expects that it will be obligated to provide a report on the effectiveness of its internal control over financial reporting and the auditor attestation requirements, subject to any exceptions available to the Company as an emerging growth company or smaller reporting company.

* * *

Please do not hesitate to contact the undersigned at (303) 454-2449 if you have any questions or would like any additional information.

Sincerely,

/s/ David R. Crandall

David R. Crandall

cc: Jeff Schneider, CEO, Royalty Flow Inc.